UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)
Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

590262 10 1

(CUSIP Number)

Arthur A. Oliner 11 Dawes Road Lexington, MA 02421 (781) 863-5969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur A. Oliner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,539 shares of Common Stock, $.01 par value (“Common Stock”), see Item 5, Interest in securities of the Issuer
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 178,539 shares of Common Stock, see Item 5, Interest in securities of the Issuer
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,539 shares of Common Stock, see Item 5, Interest in securities of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% See Item 5, Interest in Securities of the Issuer
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and the Issuer.

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed with the SEC on April 26, 1996 and Amendment No. 1 filed with the SEC on August 28, 1997 (collectively, the “Schedule 13D”) by Dr. Arthur A. Oliner (the “Reporting Person”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following after the first paragraph thereof:

The Reporting Person received, as payment for director fees, restricted shares of Common Stock and options to purchase shares of Common Stock , of which the Reporting Person currently holds 3,000 shares of Common Stock pursuant to grants of restricted stock which have vested or will vest within 60 days and 7,499 shares of Common Stock issuable upon the exercise of stock options which have vested or will vest within 60 days.

Item 5.	Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of December 23, 2009, the Reporting Person may be deemed to beneficially own an aggregate of 188,067 shares of Common Stock, representing approximately 6.27% of the 2,997,456 shares of Common Stock outstanding as of December 22, 2009.  Of these 188,067 shares,  7,499 shares are deemed to be beneficially owned because the Reporting Person may acquire them within 60 days by exercising stock options.  Also included in the above number are 9,528 shares of Common Stock owned by the Reporting Person’s wife. The Reporting Person has no right, sole, shared or otherwise, or ability to direct the vote or disposition of such shares; accordingly, the Reporting Person disclaims beneficial ownership thereof.

The Reporting  Person has not effected any  transactions  in the Common Stock during the 60 days preceding the date hereof.

Except as set forth in Item 5, the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock reported herein as owned by him.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On December 23, 2009, the Reporting Person entered into the attached Tender and Voting Agreement with Crane Co., Crane Merger Co. and the Issuer, the terms of which are herein incorporated by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 1	Tender and Voting Agreement, dated as of December 23, 2009, by and among Crane Co., Crane Merger Co., Merrimac Industries, Inc., Arthur A. Oliner and Frieda Oliner.

SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: December 30, 2009

/s/ Arthur A. Oliner
Arthur A. Oliner